
January 2, 2024

Thomas P. Kelly
Chief Financial Officer
Deciphera Pharmaceuticals, Inc.
200 Smith Street
Waltham, MA 02451

> **Re: Deciphera Pharmaceuticals, Inc.**
> **Form 10-K for the Year Ended December 31, 2022**
> **Filed February 7, 2023**
> **File No. 001-38219**

Dear Thomas P. Kelly:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences